Exhibit 99.1

© Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation June 30, 2022

Forward - Looking Statements 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the clinical trial application for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . Clinical study results and associated biomarker studies presented within this presentation are by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical - Stage Modalities Pipeline of TCR - T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company 3 Intro Clinical PoC for Cell Therapy Objective responses across multiple solid tumors in early TCR - T clinical development Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Strategic Partnerships World - leading industry players with synergistic expertise Solid Cash Runway To reach next value inflections points across our portfolio

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 4 Intro

Two Distinct TCR - based Therapeutic Modalities in Clinical Development 5 Differentiated positioning of ACTengine® vs. TCER® based on patient population, medical need and geographical reach Intro 1 Interim dose escalation data from the IMA203 Phase 1a trial with an objective response rate of 50% (8/16) across several soli d tumor indications; 2 Repeat dosing without re - manufacturing possible Autologous TCR - T (ACTengine®) TCR Bispecifics (TCER®) • Off - the - shelf biologic for immediate treatment • Repeat dosing • All hospitals and out - patient, opportunity for larger patient reach • Favorable commercial characteristics • Strong clinical activity in patients with high tumor burden 1 • Single dose 2 • Proprietary manufacturing process for enhanced potency of T cells • Specialized medical centers

Modality Product Candidate Target Preclinical Phase 1a 1 Phase 1b 1 Phase 2/3 ACTengine® Autologous ACT IMA203 PRAME IMA203CD8 PRAME IMA201 MAGEA4/8 IMA204 COL6A3 Autologous ACT 4 programs Undisclosed 2 programs Undisclosed ACTallo® Allogeneic ACT γδ T cells IMA30x Undisclosed 2 programs Undisclosed TCER® Bispecifics IMA401 MAGEA4/8 IMA402 PRAME IMA40x Undisclosed Bispecifics 3 programs Undisclosed Our Pipeline of TCR - based Adoptive Cell Therapies and Bispecifics 6 Intro 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo ® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor + Checkpoint Inhibitor 2

Strategic Collaborations 7 Synergistic Expertise that Can Foster Transformative Innovations for ACT and Bispecifics Research collaboration to develop bispecific immunotherapies 3 Immatics targets $54 M upfront Co - promotion option Broadening the clinical framework beyond our pipeline Research collaboration to develop TCR - T therapies 4 Immatics targets (3 in 2019 + 1 in 2022) $75 M (2019) + $20 M (2022) upfront; Opt - in rights for BMS Co - development/Co - fund option Research collaboration to develop TCR - T therapies 2 Immatics targets $50 M upfront Co - development option Clinical co - development collaboration to develop Immatics’ TCR Bispecific program TCER® IMA401 $150 M upfront Co - promotion option in the US Research collaboration to develop off - the - shelf allogeneic γδ - based TCR - T/ CAR - T programs $ 60 M upfront 2022 2018 2019 2020 2021 Each of our 12 partnered programs may be eligible for • >$500 million aggregated milestone payments • Tiered royalties Intro

Immatics and Bristol Myers Squibb – New Allogeneic Multi - program Collaboration Leveraging Complementary Technologies & Capabilities for the Benefit of Cancer Patients 8 Off - the - shelf allogeneic TCR - T/CAR - T therapies for patients with solid cancers Activities for initial 2 BMS programs: Clinical development and commercialization Innovative γδ - derived allogeneic cell therapy platform ACTallo® Activities for initial 2 BMS programs: Preclinical development Expertise in oncology drug development and commercialization Complementary next - gen technologies to potentiate anti - tumor activity Bristol Myers Squibb Immatics • Initial 2 BMS programs • Up to 4 additional BMS programs (TCRs developed in the context of the autologous TCR - T collaboration 1 might feed into allogeneic TCR - T programs) • Up to 4 Immatics programs State of the art gene editing & manufacturing 1 Exclusive options to 3 Immatics TCR - T targets in 2019, expansion in 2022 by exclusive option to 1 additional Immatics TCR - T tar get Intro

Potential for Large Patient Populations across Multiple Solid Cancers 9 1 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 2 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12); Intro IMA201 / IMA401 MAGEA4/8 IMA203 / IMA402 PRAME IMA204 COL6A3 exon 6 Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80% 2 Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma – 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% Selected solid cancer indications with significant target prevalence 1 ACTengine® and TCER® targets demonstrate high expression in m ultiple s olid cancers

ACTengine® IMA203 – TCR - T Targeting PRAME 10

ACTengine® IMA203 – TCR - T Targeting PRAME Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR 11 HLA - A*02 - presented peptide derived from PRAME Naturally and specifically presented on tumors at high target density 1 : 100 - 1,000 copies/cell Identified and validated by XPRESIDENT® quant. mass spectrometry platform High - affinity, specific TCR targeting PRAME Pairing - enhanced, engineered TCR to avoid mispairing High functional avidity 2 : EC50 ~5 ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform TARGET TCR C LINICAL DATA N=18 pts treated in phase 1 dose escalation cohort Manageable tolerability profile; no additional DLTs 3 & no CRS/ICANS ≥ grade 3 16 patients with at least one post treatment tumor assessment Objective responses in 50% (8/16) of patients, thereof 62% (8/13) of responses above DL1; all doses still below 1 bn cells PATIENT POPULATION 4 Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80% 5 Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma – 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Data cut - off – 05 - Oct - 2021 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 One DLT in DL2 previously reported in March 2021, fully resolved; 4 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 5 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12) IMA203

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 12 IMA203

Optimized Cell Therapy Products to Enhance T cell Persistence & Efficacy Current Proprietary Manufacturing P rotocol for ACTengine® Product Candidates 13 Proprietary Manufacturing Process, designed to x reduce manufacturing process to approx. 1 week 1 x shorten vein - to - vein time x generate younger T cells with increased proliferative capacity x improve engraftment and persistence in patients while utilizing smaller doses In - house state - of - the - art cGMP Facility 2 x Manufacturing by Immatics personnel x Maximum capacity: 48 manufacturing runs/month x Substantial in - house process development expertise 1 IMA203: 7 days, IMA201: 7 - 10 days; 2 Exclusive access through collaboration with UT Health, Houston, TX Expedited QC testing (~1 week) Manufacturing time (~1 week) QC testing (Full sterility, 2 weeks ) Manufacturing time (~1 week) Commercial ACTengine® expected ~2 weeks ACTengine® clinical programs : ~3 weeks Leukapheresis Infusion - Ready A CTengine ®

ACTengine® IMA203 – Patient Flow 14 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Flu darabine 1 and 500 mg/m 2 Cy clophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3 ; 1 Dose reduction of Fludarabine (from 40 mg/m 2 to 30 mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - pheresis IMA203 x x Expression Antigen 1 3 2

ACTengine® IMA203 – Key Objectives & Trial Design Presented at SITC Conference as Late - Breaking Presentation (Cut - off October 05, 2021) Trial Design & Recruitment Status 1 Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during do se escalation observation periods, or in case of lower production yields; * One patient infused at the same dose level as part of the enrichment cohort; ** Dose is shown as transduced viable CD8 T cells per m 2 total body surface area Key Study Objectives • Primary: Safety Investigation of Adverse Events, Determination of a recommended Phase 2 dose • Secondary: Biological and Clinical Activity T cell engraftment and persistence Objective responses as per RECIST1.1 Duration of response • Exploratory Tumor Infiltration 15 Data cut - off – 05 - Oct - 2021 18 patients 1 infused with PRAME - directed T cells at 5 clinical sites N=3 ** N=3 Ongoing N=1 N=4 patients treated at intermediate dose levels 1 N=7 * IMA203

ACTengine® IMA203 – Safety Profile Manageable & Transient Treatment - emergent Adverse Event s – No ≥ Grade 3 CRS or ICANS Adverse event All grades ≥ Grade 3 No . % No . % Patients with any adverse event 19 100.0 19 100.0 Adverse Events of Special interest Cytokine release syndrome 1 7 8 9.5 0 0.0 ICANS 2 4 21.1 0 0.0 Blood and lymphatic system disorders Neutropenia* 16 84.2 15 78.9 Anaemia 1 6 84.2 9 47.4 Thrombocytopenia 15 78.9 7 36.8 Lymphopenia* 14 73.7 14 73.7 Leukopenia* 12 63.2 1 1 57.9 Cytopenia 1 5.3 1 5.3 Infections and infestations Enterococcal infection 1 5.3 1 5.3 COVID - 19 1 5.3 1 5.3 Appendicitis 1 5.3 1 5.3 Sepsis 3 1 5.3 1 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia 2 10.5 1 5.3 Pleural effusion 2 10.5 1 5.3 Bronchial obstruction 1 5.3 1 5.3 Metabolism and nutrition disorders Hyponatraemia 7 36.8 1 5.3 Hypokalaemia 5 26.3 1 5.3 Decreased appetite 3 15.8 0 0.0 Adverse event All grades ≥ Grade 3 No . % No . % table continued… Cardiac or vascular disorders Hypertension 3 15.8 2 10.5 Atrial fibrillation 2 10.5 1 4 5.3 General disorders and administration site conditions Fatigue 7 36.8 1 5.3 Pyrexia 5 26.3 0 0.0 Oedema peripheral 3 15.8 0 0.0 Gastrointestinal disorders Nausea 12 63.2 0 0.0 Vomiting 7 36.8 0 0.0 Diarrhoea 7 36.8 0 0.0 Constipation 6 31.6 0 0.0 Investigations Aspartate aminotransferase increased 5 26.3 0 0.0 Alanine aminotransferase increased 4 21.1 0 0.0 Blood creatinine increased 4 21.1 0 0.0 Other Rash 5 26.3 0 0.0 Myalgia 4 21.1 0 0.0 Arthralgia 3 15.8 0 0.0 Alopecia 3 15.8 0 0.0 Rash maculo - papular 2 10.5 1 5.3 Orchitis 1 5.3 1 5.3 Contrast media allergy 1 5.3 1 5.3 TEAEs by maximum severity ( N=19) 1 1 All treatment - emergent adverse events (TEAEs) with grade 1 - 2 occurring in at least 3 patients (incidence ≥ 15 . 8% ) and additionally all events with grade 3 - 5 regardless of relatedness to study treatment are presented . Data source : clinical database . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria ( Neelapu et al . , 2018 ) . Patients are counted only once per adverse event and severity classification ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Patient died from sepsis of unknown origin and did not receive IMA 203 T cells ; 4 DLT : Dose limiting toxicity ; * 100 % of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v 5 . 0 ) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with lymphodepletion 16 Data cut - off – 05 - Oct - 2021 IMA203

ACTengine® IMA203 – Change in Target Lesions Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells 1 RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions ( leptomeningeal disease) at week 12 2 Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut - off Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed) All doses Dosed above DL1 All comers 8/16 (50%) 8/13 (62%) Melanoma 3/3 (100%) 3/3 (100%) Head & Neck Cancer 1/3 (33%) 1/1 (100%) Synovial Sarcoma 3/5 (60%) 3/5 (60%) Uveal Melanoma 1/2 (50%) 1/2 (50%) 17 Best Overall Response (RECIST1.1) 2 0 3 - E C 2 - 0 1 2 0 3 - D L 2 - 0 2 2 0 3 - E C 1 - 0 3 2 0 3 - D L 3 - 0 3 2 0 3 - D L 2 - 0 6 2 0 3 - D L 1 - 0 3 2 0 3 - D L 1 - 0 1 2 0 3 - D L 1 - 0 2 2 0 3 - D L 2 - 0 4 2 0 3 - D L 3 - 0 2 2 0 3 - D L 2 - 0 1 2 0 3 - E C 1 - 0 2 2 0 3 - E C 1 - 0 1 2 0 3 - D L 2 - 0 5 2 0 3 - D L 2 - 0 3 2 0 3 - D L 3 - 0 1 -50 0 50 -63.3 -61.0 -51.7 -50.5 -47.7 -39.9 -37.9 -33.8 -13.1 -9.7 -6.9 -4.2 -2.0 -0.5 5.2 8.8 B e s t c h a n g e i n s u m o f d i a m e t e r [ % ] a n d B O R ( R E C I S T 1 . 1 ) Dose Level: DL2 2 DL1 DL3 PD SD SD SD SD SD SD PR* PR* PR PR PR PR PR PR* + + S C C S y n o v i a l S a r c o m a U v e a l M e l a n o m a N S C L C O v a r i a n C a n c e r H e a d & N e c k C a n c e r H e a d & N e c k C a n c e r S y n o v i a l S a r c o m a M e l a n o m a S y n o v i a l S a r c o m a S y n o v i a l S a r c o m a U v e a l M e l a n o m a M e l a n o m a M e l a n o m a 1 H e a d & N e c k C a n c e r S y n o v i a l S a r c o m a SD ** Data cut - off – 05 - Oct - 2021 IMA203

Patient ID Indication Dose 203 - DL1 - 01 Head & Neck Cancer DL1 203 - DL1 - 02 Head & Neck Cancer DL1 203 - DL1 - 03 Ovarian Cancer DL1 203 - EC1 - 01 Melanoma EC1 203 - EC1 - 02 Melanoma EC1 203 - EC1 - 03 Uveal Melanoma EC1 203 - DL2 - 01 Synovial Sarcoma DL2 203 - DL2 - 02 Synovial Sarcoma DL2 203 - DL2 - 03 Synovial Sarcoma DL2 203 - DL2 - 04 Synovial Sarcoma DL2 203 - DL2 - 05 Head & Neck Cancer DL2 203 - DL2 - 06 NSCLC DL2 203 - EC2 - 01 SCC EC2 203 - DL3 - 01 Uveal Melanoma DL3 203 - DL3 - 02 Melanoma DL3 203 - DL3 - 03 Synovial Sarcoma DL3 ACTengine® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x x x x x Alive (time from infusion to data cut - off or death) PD Deceased x x SD PR Week Month x x x x 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x PR ongoing at data cut - off According to RECIST1.1 First tumor response assessment x Data cut - off – 05 - Oct - 2021 18 IMA203

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post I nfusion 2 1 Mann - Whitney U test, p=0.065 ; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann - Whitney U test, p=0.0159 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 4 0 0 5 5 0 7 0 0 V e c t o r c o p i e s / μ g g D N A PD SD PR B a s e l i n e Days post-infusion SD PR 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 V e c t o r c o p i e s /  g g D N A 0.0159 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response 1 High T cell infiltration observed through serial biopsies associated with clinical response 3 Data cut - off – 05 - Oct - 2021 19 p=0.0159 IMA203

ACTengine® IMA203 – Case Study Patient IMA203 - DL3 - 01 Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions Liver metastasis Lung metastasis Sub cut . metastasis 0 5 10 15 -100 -50 0 50 Weeks from T Cell Infusion C h a n g e i n D i a m e t e r f r o m B a s e l i n e [ % ] SUM T1: Lymph Node T2: Lymph Node T3: Lung T4: Liver T5: Liver * C hange in Target Lesions T cell Persistence & Peak Response in the Blood • 62 - year - old female; m etastatic uveal melanoma • High tumor burden in multiple organs • Infused at refractory disease after failing 4 prior lines of therapy including 2 lines of CPI 1 • Patient received total dose of 0.59 billion transduced T cells following lymphodepletion • T cell persistence until end of observation & detection in the tumor • All lesions decreased at week 6 - 40% decrease in target lesions response deepened at week 12 to 63% decrease • Best Response (RECIST1.1): PR (confirmed & ongoing) Baseline Week 12 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 5 0 0 V e c t o r c o p i e s / μ g g D N A B a s e l i n e Days post-infusion IMA203 1 Immune checkpoint inhibitor Data cut - off – 05 - Oct - 2021 20

Preliminary Findings after Completion of Dose Level 3 ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update 1 DLT: dose - limiting toxicity, since March 17, 2021 (reported DLT at DL2); 2 CRS: cytokine release syndrome, I CANS: Immune effector cell - associated neurotoxicity syndrome, both graded by CARTOX criteria ( Neelapu et al ., 2018); 3 Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2 Additional DLTs 1 ORR 3 at DL2 * & DL3 (8/13 patients) – all still dosed below 1 bn cells SAFETY CLINICAL ACTIVITY BIOLOGICAL ACTIVITY 3 0 Dose levels completed, all below 1 bn cells 0 Grade ≥3 CRS or ICANS 2 50% 62% ORR 3 across all doses and multiple solid cancers (8/16 patients) Blood Tumor High T cell engraftment and persistence High T cell infiltration associated with clinical response 21 Data cut - off – 05 - Oct - 2021 IMA203 Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic

Our Plans to Achieve Long - Lasting Responses with TCR - T cells against PRAME Phase 1b Cohort A: IMA203 Monotherapy at Target Dose 1 Phase 1b Cohort B: IMA203 at Target Dose plus Checkpoint Inhibitor 3 Phase 1b 4 Cohort C: IMA203CD8 2nd Gen Phase 1a: IMA203 Monotherapy Dose Escalation in Basket Trial Addressing Relevant Secondary Resistance Mechanisms to Increase Durability of Response Patient treatment in Ph1a completed & provisional RP2D 1 determined early 2022 Ph1b Expansion starting 2022 Ph2b Pivotal Trial(s) 22 1 2 3 E ach expansion cohort is designed to evaluate the observed objective response rate, demonstrate durability of response & provide the basis for entering registration trials 22 Enrolling patients Enrolling patients Enrolling patients Increasing T cell:Tumor cell Ratio 2 Blocking PD - 1/PD - L1 pathway Adding functional CD4 T cells 5 IMA203 1 Exploration of higher dose (DL5) planned; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood advances; 3 Opdivo ® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; 4 Treatment of n=3 patients in DL3 prior to patient treatment at provisional RP2D (DL4); 5 Demonstrated to be important for long - term remission: M elenhorst et al. 2022 Nature

ACTengine® IMA203CD8 – Next - generation TCR - T Building on First - Gen IMA203 Success to Further Improve Anti - Tumor Activity • Engagement of CD4 T cells by CD8 co - transduction reported to boost anti - tumor activity in TCR - T trials • Recent data from leukaemia patients treated with CAR - T achieving decade - long remissions show that CD4 T cells d ominat e at the later t ime p oints of response 1 • Functional superiority of the CD8 αβ construct over multiple other CD8 constructs in preclinical experiments • Proprietary 4 - in - 1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME - specific IMA203 TCR and CD8 αβ construct (IMA203CD8) TUMOR CELL DEATH CD4 T CELL Cytotoxi c Activity CD8 T CELL T cell Help Cytotoxi c Activity 23 IMA203CD8 1 Melenhorst et al. 2022 Nature

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Co - Transduction of CD8 Enhances Anti - Tumor Activity in Vitro 18 36 56 74 94 114134 152 172192 0.0 0.5 1.0 1.5 2.0 IMA203CD8 TCR IMA203 TCR Non - Transduced Control S erial Killing Assay – CD8 & CD4 T cells Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients 2 nd addition of tumor cells 3 rd addition of tumor cells Tumor Growth Hours after co - culture F ull Data Presentation at SITC 2021: Improved anti - tumor activity of next - generation TCR - engineered T cells through CD8 co - expressio n Day 0 D ay 3 N o CD4 T cells IMA203 TCR D ay 6 IMA203CD8 TCR 3D Spheroid Killing – CD4 T cells 24 IMA203CD8

ACTengine® IMA201 and IMA204 – TCR - T Targeting MAGEA4/8 and COL6A3 25

ACTengine® IMA201 Targeting MAGEA4/8 Key Features 26 HLA - A*02 - presented peptide derived from MAGEA4 and/or MAGEA/8 >5 - fold higher peptide copy number per tumor cell than a commonly used MAGEA4 target Naturally and specifically presented on tumors at high target density 1 : 100 - 1,000 copies/cell Identified and validated by XPRESIDENT® quant. mass spectrometry platform High - affinity, specific TCR targeting MAGE4/8 High functional avidity 2 : EC50 ~10 ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform Dose escalation ongoing, target dose level to commence Too early for assessment of safety or anti - tumor activity Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR C LINICAL DATA PATIENT POPULATION 3 IMA201 Status – 02 - June - 2022

ACTengine® IMA204 First - in - Class TCR - T Targeting Tumor Stroma Key Features 27 HLA - A*02 - presented peptide derived from COL6A3 exon 6 Naturally and specifically presented on tumors at high target density 1 : 100 - 700 copies/cell Novel tumor stroma target identified and validated by XPRESIDENT® quant. mass spectrometry platform High - affinity, specific TCR targeting COL6A3 exon 6 Affinity - maturated, CD8 - independent TCR High functional avidity 2 : ~0.01ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform CD8 - independent, next - generation TCR engages both, CD8 and CD4 T cells In vitro anti - tumor activity against target - positive cell lines in CD8 and CD4 T cells Complete tumor eradication in in vivo mouse models Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR PREC LINICAL DATA PATIENT POPULATION 3 IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR - T cells directed against tumor targets IMA204

ACTengine® IMA204 – High Affinity, CD8 - independent TCR Complete Tumor Eradication in vitro & in vivo 1 by Affinity - enhanced IMA204 TCR CD8 - independent TCR leads to tumor eradication in all mice treated Control IMA204 TCR D7 D16 D22 D29 28 • Affinity maturated CD8 - independent, next - generation TCR engages both CD4 and CD8 T cells without the need of CD8 co - transduction • IND - enabling studies are nearing completion Stroma cells Tumor cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non - transduced T cells. TCR avidity and specificity d ata not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers IMA204

ACTallo® – Our Next - generation Off - the - shelf TCR - T 29

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach • Off - the - shelf cell therapy , no need for personalized manufacturing  reduced logistics and time to application • Potential for hundreds of doses from one single donor leukapheresis  lower cost of goods • Use of healthy donor material provides standardized quality and quantity of starting material 30 γδ T cell Cell Engineering (gene editing & enhancements) γδ T cell Collection from Healthy Donor Expansion Off - the - shelf Products Patient Treatment ACTallo®

Why γδ T cells? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 31 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro a nti - tumor activity 0 48 96 144 192 0 5 10 15 Hours F o l d G r o w t h ( U 2 0 S - R F P + ) Tumor cells only  T cells (NT)  T cells IMA203 TCR + T cells (NT) T cells IMA203 TCR + γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells ACTallo® 0 5 10 15 20 25 0.001 0.01 0.1 1 10 100 1000 10000 100000 1000000 Day F o l d e x p a n s i o n o f   T c e l l s Expansion Fold - growth (target - positive tumor cells)

TCER® – TCR Bispecifics 32

TCER® – Mechanism of Action Immatics’ Off - the - Shelf TCR Bispecifics Approach 33 TCER®

TCER® – Immatics’ Half - Life Extended Bispecifics 34 pHLA targeting TCR x High - affinity TCR targeting HLA - restricted tumor - specific peptides x Broad therapeutic window through XPRESIDENT® - guided affinity maturation (>1000x) 1 x Complete tumor eradication in mouse xenograft models at low doses T cell recruiting antibody x Low - affinity T cell recruiter against both TCR & CD3 x Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS 2 x Superior anti - tumor activity in mouse models as compared to widely used CD3 recruiters Next - generation TCER® format x Off - the - shelf b iologic with antibody - like manufacturability 3 and low cost of goods x Superior anti - tumor activity 4 compared to six alternative bispecific formats x Half - life of several days expected in humans TCER® T cell recruiting antibody pHLA targeting TCR Fc domain (silenced) with KiH technology Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients 1 As compared to natural TCR; 2 Based on literature data for other low - affinity recruiters (e.g. Harber et al ., 2021, Nature); 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing TCER®

Potency of Our Proprietary TCR Bispecific Format TCER® 35 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Portfolio Building a Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 36 IMA401 IMA402 IMA40X MAGEA4/8 PRAME Undisclosed Status Start of Phase 1 trial in May 2022 Clinical GMP batch targeted in 2022 Phase 1 trial in 2023 TCER ® engineering and preclinical testing ongoing Preclincial Proof - of - concept – Efficacy / Safety » Complete remission of estab. tumors in xenograft mouse models at low doses » Very broad therapeutic window (reactivity tumor compared to normal cells) n/a Half - life Half - life extended to several days via effector function silenced Fc part Clinical Development Strategy » First - in - human basket trial » Adaptive design aiming at fast dose escalation » Development strategy includes TCER ® as add on to checkpoint inhibitor - based standard of care in early lines of treatment TCER®

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 37 Trial Overview Primary Objective Biomarker positive patients with recurrent and/or refractory solid tumors • HLA - A*02:01 • MAGEA4/8 (Immatics’ IMADetect® test) Basket trial in indications with high MAGEA4/8 prevalence, e.g. sqNSCLC , SCLC, HNSCC, bladder carcinoma , esophageal carcinoma , ovarian carcinoma, melanoma, uterine carcinosarcoma , sarcoma subtypes Phase 1a: Dose escalation cohort Phase 1b: Dose expansion cohort (s) Up to N=50 patients Up to 15 centers • Determine maximum tolerated dose (MTD) and/or recommended phase 2 dose (RP2D) Secondary Objectives • Safety and tolerability • Initial anti - tumor activity • Pharmacokinetics MTD: maximum tolerated dose, RP2D: recommended phase 2 dose TCER®

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 38 MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model; 1 P harmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. 2 Conducted in collaboration with BMS Phase 1a: Dose Escalation Phase 1b: Dose Expansion • MABEL - based starting dose • Weekly i.v. infusions 1 • 2 - week DLT evaluation period • Dose escalation decisions based on cohorts of 1 - 6 patients in adaptive design (BLRM model) MTD/ RP2D Adaptive design aimed at accelerating dose escalation • Focus on specific indications planned Potential development option for checkpoint inhibitor combination or other combination therapies 2 Monotherapy expansion cohort TCER®

TCER® IMA401 Targeting MAGEA4/8 Product Candidate in Clinical Development with Bristol Myers Squibb 39 Treatment schedule Tumor Model in Mice 1 1 8 15 22 Study day Transplantation Human PBMC IMA401 TCER ® Transplantation Tumor -22-12 • Complete remissions observed in all animals even at low IMA401 dose of 0.05 mg/kg • No detectable outgrowth of tumors during prolonged observation period of 70 days N=6 mice per group, two PBMC donors Dose: two dose levels TCER® 1 Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

TCER ® IMA402 Targeting PRAME Preclinical - stage Product Candidate Fully Owned by Immatics PRAME Target Peptide • HLA - A*02 - restricted PRAME peptide targeted by TCER® IMA402 is one of the most frequently expressed intracellular cancer targets for TCR - based therapies » Homogenously expressed at high prevalence across multiple solid tumors including melanoma, lung cancer, gynecological cancers (ovarian, breast, uterine) and others Preclinical Proof - of - Concept Data • High in vitro potency in killing of tumor cells with physiological PRAME peptide levels • Favorable safety profile with broad therapeutic window between tumor and normal cell reactivity in vitro • Consistent tumor regression including complete responses in NOG mice treated at low doses • Extended serum half - life of several days 1 expected in humans driven by the TCER® Fc part Well Progressing CMC Development • Current data support antibody - like manufacturability and developability • GMP process development and IND - enabling activities ongoing • Manufacturing of the clinical batch for the Phase 1 trial expected in 2H 2022 40 1 Based on preclinical testing TCER®

TCER® IMA402 – Efficacy Assessment in Tumor Model in Mice Superior Tumor Control Using a Proprietary, Low - Affinity Recruiter 41 Widely used T cell recruiting Ab (3 variants) medium to high affinity Treatment schedule N=6 mice per group, two PBMC donors Dose: 0.025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity IMA402 Treatment start Administration of IMA402 in defined dosage interval TCER® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG m ice , tumor volume of group means shown

TCER® IMA402 – In vitro Safety Assessment with Normal Tissue Cells 42 • Cytotoxicity against N≥9 different human normal tissue cell types • TCER® IMA402 shows a minimum of 1,000 - fold therapeutic window between normal tissue cell reactivity and tumor cell reactivity Normal Tissue Type Therapeutic Window (x - fold) IPSC - derived astrocytes ≥1 , 000 IPSC - derived GABA neurons ≥1 , 000 IPSC - derived cardiomyocytes ≥1 , 000 Human Pulmonary Fibroblasts ≥1 , 000 Human Cardiac Microvascular Endothelial Cells ≥1 , 000 Human Dermal Microvascular Endothelial Cells ≥1 , 000 Human Aortic Endothelial Cells ≥1 , 000 Human Coronary Artery Smooth Muscle Cells ≥1 , 000 Human Tracheal Smooth Muscle Cells ≥1 , 000 IPSC - derived Cardiomyocytes 0 50 100 150 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 iAstrocytes and Hs695T TCER [pM] C y t o t o x i c i t y [ % ] w/o PRAME - positive tumor cell line normal tissue cell type TCER®

Immatics’ Proprietary Target and TCR Discovery Platforms 43

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 44 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Immatics ’ Unique Capability – Identification of the most Relevant Target Example of MAGEA4/8 Peptide Target 45 1 Copy number per tumor cell (CpC) measured on a paired - sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide pre sentation on same sample, 2 Students paired T test p<0.001 2 Technology MAGEA4/8 target is presented at >5 - fold higher target density 1 than a commonly used MAGEA4 target peptide XPRESIDENT® quantitative information on target density 1 between peptides originating from the same source protein Ranking of pHLA targets

Technology Pool of 200 Prioritized Targets as Foundation for Future Value Generation 46 200 Prioritized Targets Grouped in 3 Target Classes: 1. Well known and characterized parent protein (20%) e.g. MAGE family cancer testis antigens 2. Unknown or poorly characterized parent protein (60%) e.g. stroma target COL6A3 exon 6 3. Crypto - targets/Neoantigens (20%) Novel target class which includes RNA - edited peptides & non - classical neoantigens ~50% of our prioritized targets are non - HLA - A*02 restricted, substantially broadening the potential patient reach >2,500 cancer & normal tissues a nalyzed by Quantitative, Ultra - Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 prioritized targets

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics 47 TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy ACTengine® ACTallo ® • Fast, efficient and highly sensitive discovery of highly specific, natural TCRs • Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity • Early de - selection of cross - reactive TCRs by the u nique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery 1 and TCR maturation 2 Micromolar affinity Nanomolar affinity Technology 1 XPRESIDENT® - guided off - target toxicity screening; 2 XPRESIDENT® - guided similar peptide counterselection

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De - risking for Clinical Development 48 Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Off - target toxicity On - target (off - tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells 1 XPRESIDENT® - guided screening for on - and off - target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR - T trials using a titin cross - reactive TCR (Cameron et al ., Sci Transl Med)

Corporate Information & Milestones 49

Experienced Global Leadership Team Across Europe and the US 50 Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience ( Micromet , Roche, Fresenius) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys , Jerini , Shire, Signature Dx) Steffen Walter Chief Technology Officer Co - Founder Immatics US >15 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience ( Probiodrug , NovImmune , Medigene , InflaRx ) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Jordan Silverstein Head of Strategy >10 yrs biotech experience (Advanced Accelerator Applications, InflaRx ) Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics) Cedrik Britten Chief Medical Officer >10 yrs pharma & biotech experience ( BioNTech , GSK) Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 51 Munich, Germany, ~55 FTEs Various operating functions Tübingen, Germany, ~195 FTEs Target & TCR discovery and TCR Bispecifics developme nt Houston, Texas, ~ 140 FTEs Cell therapy development and manufacturing Corporate FTE status as of June 2022

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 52 Cancer targets, TCRs and technology protected by: • 5,800 applications and patents filed in all major countries and regions • >115 patent families • >2,000 granted patents, thereof >500 granted patents in the US Corporate

Near - Term Value Drivers and Development Milestones Clinical Expansion of TCR Bispecifics and the Next - generation of TCR - T 53 Leverage full potential of targeting PRAME • Focused & accelerated development of IMA203 expansion cohorts • Develop IMA402, an off - the - shelf TCER® Advance clinical development of ACTengine® candidates • Multiple IMA203 Ph1b expansion cohorts: Monotherapy, checkpoint combination, 2nd - gen approach IMA203CD8 • Next IMA203 monotherapy data read - out in 2H 2022 • Initial data read - out for checkpoint combination, IMA203CD8 YE 2022 • Advance IMA204 to the clinic, submission of IND application YE 2022 Further clinical development of TCER® candidates • Start of Ph1 trial for IMA401 (MAGEA4/8) in May 2022 • Manufacturing of IMA402 clinical batch in 2H 2022, clinical trial in 2023 • Innovative TCER® program(s) IMA40X in preclinical development Corporate

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